Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-203458 and 333-208184

Free Writing Prospectus dated November 30, 2015

Contacts:
Howard Solomon	Aaron Bensoua
Finn Partners for Fantex, Inc.	Finn Partners for Fantex, Inc.
Phone: (415) 272-0767	Phone: (310) 418-4389
Email: Howard.solomon@finnpartners.com	Email: aaron@finnpartners.com

Fantex, Inc. Files Registration Statement For First-Ever Bundled Unit Linked

To Earnings Of Ten Separate Professional Athletes

UBS Investment Bank To Serve As Lead Underwriter With Intention To List Security On NASDAQ

SAN FRANCISCO, Calif., November 30, 2015 — Fantex, Inc. announced today it has filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission (SEC) relating to a proposed initial public offering of Fantex Sports Portfolio 1 Units. For the first time, Fantex, Inc. will offer an individual security tied to contracts with multiple professional athletes. This offering will provide an opportunity to invest in the earnings of ten players, across two sports and at a variety of career stages through a single, NASDAQ-listed security. UBS Investment Bank will act as the sole book-running manager for the proposed offering, with Fantex Brokerage Services, LLC acting as co-manager. Fantex, Inc. intends to list the security on the NASDAQ Capital Market under the ticker “FXSP.”

“Our six completed IPOs paved the way to unlocking an asset class previously closed to the capital markets,” said Fantex, Inc. CEO and co-founder Buck French. “By bundling multiple tracking stocks into a single, NASDAQ-listed security, we believe Fantex is providing the next evolution for those looking to invest in the business of professional sports.”

Fantex Sports Portfolio 1 Units are linked to cash flows acquired by Fantex, Inc. — including income generated by current and future playing contracts, certain endorsements and appearance fees, as well as potential post-career activities such as broadcasting. Specifically, the Fantex Sports Portfolio 1 Units are linked to the income generated by Michael Brockers, Vernon Davis, Andrew Heaney, Alshon Jeffery, EJ Manuel, Jack Mewhort, Mohamed Sanu, Ryan Shazier, Terrance Williams and Kendall Wright.

The Fantex Sports Portfolio 1 Units will contain the Fantex Series Kendall Wright Tracking Stock and, as such, Fantex, Inc. intends to file an application with the SEC to withdraw its previously filed registration statement for the Fantex Series Kendall Wright offering.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 855-905-5050. View the Fantex Sports Portfolio 1 prospectus.

Anticipated Fantex Sports Portfolio 1 Unit Composition

FXSP Holdings Athelete Brand Contracts Weighting Andrew Heaney 14% Aishon Jeffery 19% Kendall Wright 13% Ryan Shazier 13% Terrance Williams 13% Michael Brokers 10% Jack Mewhort 7% EJ Manuel 4% Mohamed Sanu 4% Verson Davis 3% Total 100% NFL MLB